

July 7, 2011

Via E-mail
Jeffrey Stolt
Chief Financial Officer
Two Harbors Investment Corp.
601 Carlson Parkway
Suite 330
Minnetonka, MN

> **Re: Two Harbors Investment Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 4, 2011**
> **File No. 001-34506**

Dear Mr. Stolt:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business, page 1

Our Investment Activities, page 4

1.   In future Exchange Act periodic reports, please disclose the yield on assets acquired during the reporting period.

Financing Strategy, page 5

2.   We note your disclosure about all the variables that influence your decisions regarding the appropriate amount of leverage. In future Exchange Act periodic reports, please provide a more detailed discussion of how these factors have impacted your decision to maintain your current leverage ratio and discuss any strategy you have for changing your leverage amount in the current reporting period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 44

3.   In future Exchange Act periodic reports, please revise footnote 3 to also disclose your average cost of funds including the impact of swaps.

Management Fees, page 46

4.   In future Exchange Act periodic reports, please also disclose the amount of reimbursement payments made to the advisor, and specify the portion that is specifically attributed to the compensation paid by the sponsor to your officers, including your principal financial officer and general counsel. In addition, we note from your disclosure on page 92 that you reimbursed your advisor for $5.5 million in expenses. Please advise us how expense reimbursements are reflected in your income statement.

Financial Condition, page 48

5.   We note your disclosure that agency RMBS carry an implied "AAA" credit rating. Please advise us whether your non-Agency RMBS portfolio is rated. We may have further comment.

Repurchase Agreements, page 51

6.   For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the quarters you have engaged in this type of financing. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end.   Explain the causes and business reasons for significant variances among these amounts. Please disclose this information in future periodic filings, and show us the disclosure you intend to provide. Additionally, when applicable, please show this information for each of the quarters in the past three years in your future period filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at 202-551-3391 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief